SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2013

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page

Signature Page	3

Overseas Regulatory Announcement: Announcement on Abnormal Fluctuation of Stock Trading	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: June 26, 2013	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

The Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited assume no responsibility for any information contained in this announcement, and make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any losses arising from, or resulting from the reliance on the whole or any part of information described in this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Overseas Regulatory Announcement

Announcement on Abnormal Fluctuation of Stock Trading

This announcement is made pursuant to the disclosure obligations under Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

We hereby set forth the Announcement on Abnormal Fluctuation of Stock Trading published by us on the website of Shanghai Stock Exchange and newspapers in the People’s Republic of China.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, June 25, 2013

As at the date of this announcement, the executive directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Li Honggen, Ye Guohua and Zhang Jianping; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin; and the independent non-executive directors of the Company are Shen Liqiang, Jin Mingda and Cai Tingji.

Stock Code: 600688        Stock Abbreviation: S Shang Sinopec        Announcement No.: Lin 2013-26

Sinopec Shanghai Petrochemical Company Limited

Announcement on Abnormal Fluctuation of Stock Trading

The Company’s board of directors and all members thereof warrant that this announcement contains no misrepresentations, misleading statements or material omissions, and they are jointly and severally responsible for the truth, accuracy and completeness of the information contained in this announcement.

Special Notes:

•

The aggregate deviation value of the closing prices of the Company’s stocks in three consecutive trading days reached 20%, and the Company’s stock prices hit the upper price limit in the three consecutive trading days;

•

According to the Company’s inquiry of its controlling shareholder and actual controller, as of the date hereof, neither the Company nor its actual controller has failed to disclose any information that should be disclosed.

I.	Details of Abnormal Fluctuation of Stock Trading

The aggregate deviation value of the closing prices of the stocks of Sinopec Shanghai Petrochemical Company Limited in three consecutive trading days of June 21, 24 and 25, 2013 reached 20%, and the Company’s stock prices in the three consecutive trading days hit the upper price limit, both representing an abnormal fluctuation of stock trading.

II.	The Company’s Concern about and Verification of Relevant Matters

According to inquiry of the Company’s largest shareholder and actual controller, except the information that has been disclosed, to date and in the foreseeable next three months, the Company has not failed and will not fail to disclose any material information that should be disclosed, including but not limited to the Company’s equity transfer, private offering, debt restructuring, asset stripping and other major matters.

As verified by the Company’s management, the Company is in normal production and operation and there is no information that should be but has not been disclosed by the Company.

The Company needs not to amend or supplement its previously disclosed information, and there is no major event that should be but has not been disclosed by the Company.

III. Statement on Whether There’s Any Material Information That Should Be but Has Not Been Disclosed

The Company’s board of directors confirms that there is no matter that the Company should disclose in accordance with the Share Listing Rules of Shanghai Stock Exchange and other relevant regulations but has not disclosed, nor is there any plan, negotiation, intention or agreement relating to such matter, and the board of director is not aware of any information that the Company should disclose in accordance with the Share Listing Rules of Shanghai Stock Exchange and other relevant regulations but has not disclosed and that may greatly affect the trading prices of the Company’s stocks and their derivatives.

IV. Risk Alert That Is Necessary at the Company’s Discretion

The Company’s board of directors reminds investors that: China Securities Journal, Shanghai Securities News and the website of Shanghai Stock Exchange (www.sse.com.cn) are the designated newspapers and website for the Company to disclose information. All information concerning the Company shall be as set forth in such newspapers and website designated for information disclosure by the Company. Please beware of investment risks.

By order of the Board of Directors

/s/ Zhang Jingming
Zhang Jingming
Secretary of the Board of Directors

Shanghai, the PRC, June 25, 2013